EXHIBIT 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE
 Contact:  Yvonne “Rie” Atkinson
    410-768-8857 (office)
    ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q 2011 EARNINGS

GLEN BURNIE, MD (May 11, 2011) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

Highlights
•	77.7% increase in net income
•	2.3% increase in assets
•	3.8% increase in deposits
•	11.7% increase in net interest income after provision for credit losses

The company realized net income of $709,000 or $0.26 basic earnings per share in the quarter ended March 31, 2011 as compared to net income of $399,000 or $0.15 basic earnings per share for the same period in 2010.

Net interest income after provisions for credit losses in the first quarter was $3,122,000 as compared to $2,794,000 in 2010.  Total assets were $355,038,000 as of March 31, 2011 compared to $347,067,000 at December 31, 2010.   Deposits were $305,661,000 as of March 31, 2011 compared to $294,444,000 at December 31, 2010.

“We continue to stay with the traditional banking model as a community bank which resulted in increased income and increased deposits for the first quarter this year as compared to a year ago.  The financials for the first quarter are a continuance of excellence from last year where the bank was voted Best Bank in the Maryland Gazette Reader’s Choice and Business of the Year by the Northern Anne Arundel County Chamber of Commerce” said Michael G. Livingston, President and Chief Executive Officer.

On April 6, 2011 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 24, 2011 marking the company’s 75th consecutive dividend.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 12th at Michael’s Eighth Avenue in Glen Burnie, Maryland.  Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $355 million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2011	2010

Interest income on
Loans, including fees	$3,510	$3,709
U.S. Government agency securities	341	480
State and municipal securities	384	321
Other	51	62
Total interest income	4,286	4,572

Interest expense on
Deposits	778	997
Junior subordinated debentures	0	220
Long-term borrowings	158	261
Short-term borrowings	3	-
Total interest expense	939	1,478

Net interest income	3,347	3,094

Provision for credit losses	225	300

Net interest income after provision for credit losses	3,122	2,794

Other income
Service charges on deposit accounts	165	161
Other fees and commissions	194	187
Other non-interest income	3	3
Income on life insurance	61	67
Gains on investment securities	188	-
Total other income	611	418

Other expenses
Salaries and employee benefits	1,642	1,695
Impairment of securities	22	0
Occupancy	229	223
Other expenses	918	843
Total other expenses	2,811	2,761

(Loss) income before income taxes	922	451

Income tax (benefit)	213	52

Net (loss) income	$709	$399

Net (loss) income per share of common stock	$0.26	$0.15

Weighted-average shares of common stock outstanding	2,702,604	2,683,244